Exhibit 3.27
CERTIFICATE OF FORMATION
OF
ROSSWIL LLC
     This Certificate of Formation of Rosswil LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.
1.	The name of the Company is:
Rosswil LLC
2.	The address of the registered agent of the Company in Delaware is 1013 Centre Road, Wilmington, County of New Castle, Delaware 19904. The name of its Registered Agent at the address is Corporation Service Company.

3.	The effective date of this Certificate of Formation shall be January 1, 2000.
     IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 29th day of December, 1999.

/s/ Katherine R. Perkins
Katherine R. Perkins, authorized to sign this
Certificate of Formation on behalf of the Company